SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

Valaris Limited
(Name of Issuer)

Common Shares, $0.01 par value per share
(Title of Class of Securities)

G9460G101
(CUSIP Number)

Glenn R. August
Oak Hill Advisors, L.P.
One Vanderbilt Avenue – 16th Floor
New York, NY 10017

Eleazer Klein, Esq.
Adriana Schwartz, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 12 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9460G101	SCHEDULE 13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,979,806 Shares 22,023 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,979,806 Shares 22,023 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,979,806 Shares 22,023 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.00%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. G9460G101	SCHEDULE 13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors GenPar, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,979,806 Shares 22,023 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,979,806 Shares 22,023 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,979,806 Shares 22,023 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.00%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP No. G9460G101	SCHEDULE 13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Oak Hill Advisors MGP, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,979,806 Shares 22,023 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,979,806 Shares 22,023 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,979,806 Shares 22,023 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.00%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP No. G9460G101	SCHEDULE 13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Glenn R. August
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,979,806 Shares 22,023 restricted stock units
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,979,806 Shares 22,023 restricted stock units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,979,806 Shares 22,023 restricted stock units
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.00%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. G9460G101	SCHEDULE 13D	Page 6 of 12 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Shares, $0.01 par value per share (the "Shares"), of Valaris Limited, a Bermuda exempted company (the "Issuer"). The Issuer's principal executive office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda, HM 11.

Item 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed on behalf of each of the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".

(i) Oak Hill Advisors, L.P., a Delaware limited partnership ("OHA"), as investment adviser to OHA Strategic Credit Master Fund II, L.P., a Cayman Islands limited partnership ("SCF II") and to other client accounts (directly or through an affiliate) (the "Client Accounts" and, together with SCF II, the "Oak Hill Funds"), with respect to the Shares directly held by the Oak Hill Funds;

(ii) Oak Hill Advisors GenPar, L.P., a Delaware limited partnership ("OHA GenPar"), as the general partner of OHA, with respect to the Shares directly held by the Oak Hill Funds;

(iii) Oak Hill Advisors MGP, Inc., a Delaware corporation ("OHA MGP"), as the managing general partner of OHA GenPar, with respect to the Shares directly held by the Oak Hill Funds; and

(iv) Glenn R. August, a United States citizen ("Mr. August"), as the Founder, Senior Partner and Chief Executive Officer of OHA, with respect to the Shares directly held by the Oak Hill Funds.

Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	The address of the business office of each of the Reporting Persons is One Vanderbilt Avenue, 16th Floor, New York, New York 10017.

(c)	The principal business of OHA is serving as an investment adviser to the Oak Hill Funds. The principal business of OHA GenPar is serving as the general partner of OHA. The principal business of OHA MGP is serving as the managing general partner of OHA GenPar. The principal business of Mr. August is serving as the Founder, Senior Partner and Chief Executive Officer of OHA. Mr. August is also the control person of OHA MGP.

CUSIP No. G9460G101	SCHEDULE 13D	Page 7 of 12 Pages

(d)-(e)	During the last five (5) years, no Reporting Person has: (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	OHA and OHA GenPar are Delaware limited partnerships. OHA MGP is a Delaware corporation. Mr. August is a United States citizen.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons acquired the Shares reported in this Schedule 13D pursuant to the Plan (as defined in Item 4), as more fully described in Item 4.

As disclosed in Item 4, the RSUs (as defined below) were granted to Joseph Goldschmid ("Mr. Goldschmid") in consideration for his services as a director of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

On August 19, 2020, Valaris plc ("Legacy Valaris"), a public limited company incorporated under the laws of England and Wales, and certain of its wholly owned direct and indirect subsidiaries (collectively, the "Debtors") commenced voluntary cases (the "Chapter 11 Cases") under chapter 11 of title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Texas (the "Bankruptcy Court"). On February 5, 2021, the Debtors filed with the Bankruptcy Court the Debtor's Fourth Amended Joint Chapter 11 Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code (as amended, modified or supplemented from time to time, the "Plan").

On March 3, 2021, the Bankruptcy Court entered an order confirming the Plan (the "Confirmation Order"). The Plan, as confirmed, is attached to the Confirmation Order as Exhibit A. The Plan and the Confirmation Order were previously filed as Exhibits 2.1 and 99.1 to Legacy Valaris's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 3, 2021, and are hereby incorporated by reference.

In connection with the Chapter 11 Cases and the Plan, on and prior to April 30, 2021 (the "Effective Date"), certain restructuring transactions were effectuated, pursuant to which the Issuer was formed and – through a series of transactions – Legacy Valaris transferred to a subsidiary of the Issuer substantially all of the subsidiaries, and other assets, of Legacy Valaris.

CUSIP No. G9460G101	SCHEDULE 13D	Page 8 of 12 Pages

On the Effective Date, the Plan became effective in accordance with its terms and the Debtors emerged from the Chapter 11 Cases. As a result, effective as of the Effective Date for the purposes of Rule 15d-5 under the Securities Exchange Act of 1934, as amended, the Issuer is the successor registrant to Legacy Valaris.

On August 18, 2020, the Debtors entered into a Backstop Commitment Agreement (as amended, supplemented or modified from time to time, together with all Exhibits and schedules thereto, the "Backstop Commitment Agreement") with the backstop parties thereto, including the Oak Hill Funds. On the Effective Date, pursuant to the Backstop Commitment Agreement and in accordance with the Plan, the Issuer consummated the rights offering (the "Rights Offering") of senior secured first lien notes ("First Lien Notes") and associated Shares in an aggregate principal amount of $550 million.

As holders of the Issuer's 6.875% Senior Notes due 2020, 4.700% Senior Notes due 2021, 4.875% Senior Notes due 2022, 3.000% Convertible Notes due 2024, 8.000% Senior Notes due 2024, 4.500% Senior Notes due 2024, 5.200% Senior Notes due 2025, 7.375% Senior Notes due 2025, 7.750% Senior Notes due 2026, 7.200% Senior Notes due 2027, 7.875% Senior Notes due 2040, 5.400% Senior Notes due 2042, 5.850% Senior Notes due 2044, 5.750% Senior Notes due 2044, and unsecured revolving credit facility, as part of the transactions undertaken pursuant to the Plan, including the Backstop Commitment Agreement and Rights Offering, the Oak Hill Funds received (i) an aggregate of 8,979,806 Shares, (ii) $75,066,000 in principal amount of the First Lien Notes and (iii) $10,655,137 in cash.

On the Effective Date, Mr. Goldschmid, an employee of OHA, was appointed to the Issuer's Board of Directors (the "Board"). On June 15, 2021, Mr. Goldschmid was awarded a one-time grant of 14,823 restricted stock units in connection with the Issuer's emergence from chapter 11, which will vest ratably in three installments on each of the first three anniversaries of the date of grant, and 7,200 restricted stock units, representing the recipient's annual equity retainer, which will vest in full on the earlier of the first anniversary of the date of grant or the next annual meeting of the Issuer's shareholders (collectively, the "RSUs") in consideration for his services on the Board. Pursuant to the policies of OHA, Mr. Goldschmid is deemed to hold the RSUs for the benefit of certain clients of OHA and accordingly holds no voting or investment control over the RSUs.

The First Lien Notes were issued pursuant to that certain Indenture, dated as of the Effective Date, among the Issuer, certain direct and indirect subsidiaries of the Issuer as guarantors, and Wilmington Savings Fund Society, FSB, as collateral agent and trustee. A summary of the material terms of the First Lien Notes can be found in the Current Report on Form 8-K filed by the Issuer on the Effective Date (the "Effective Date 8-K") and is incorporated herein by reference.

CUSIP No. G9460G101	SCHEDULE 13D	Page 9 of 12 Pages

On the Effective Date, the Issuer entered into a registration rights agreement (the "Equity Registration Rights Agreement") with certain parties who received Shares under the Plan, including the Oak Hill Funds ("RRA Shareholders"). Under the Equity Registration Rights Agreement, RRA Shareholders have certain demand (including underwritten demand) and piggyback registration rights, subject to the limitations set forth in the Equity Registration Rights Agreement. In addition, the Issuer is required to register for resale such Shares pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"). The Issuer has filed a registration statement on Form S-1 in connection with this requirement. The foregoing description of the Equity Registration Rights Agreement is qualified in its entirety by the full text of the Equity Registration Rights Agreement, which is included as Exhibit A hereto.

On the Effective Date, the Issuer entered into a registration rights agreement (the "Notes Registration Rights Agreement") with certain parties who received First Lien Notes under the Plan, including the Oak Hill Funds (the "RRA Noteholders"). Under the Notes Registration Rights Agreement, RRA Noteholders have certain demand (including underwritten demand) registration rights, subject to the limitations set forth in the Notes Registration Rights Agreement. In addition, the Issuer is required to register for resale such First Lien Notes pursuant to Rule 415 under the Securities Act. The Issuer has filed a registration statement on Form S-1 in connection with this requirement. The foregoing description of the Equity Registration Rights Agreement is qualified in its entirety by the full text of the Equity Registration Rights Agreement, which is included as Exhibit B hereto.

The Reporting Persons intend to communicate with the Issuer's management and Board about a broad range of operational and strategic matters including, among other things, potential changes in the Issuer's operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer and to communicate with other shareholders or third parties, including potential acquirers, service providers and financing sources regarding the foregoing. The Reporting Persons may exchange information with other persons pursuant to appropriate confidentiality or similar agreements, which may include customary standstill provisions.

The Reporting Persons intend to review the Oak Hill Funds' investment in the Issuer on a continuing basis and depending upon various factors, including, without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other investment opportunities available to them, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable. The Reporting Persons may endeavor (i) to increase or decrease the Oak Hill Funds' position in the Issuer through, among other things, the purchase or sale of the Shares and/or other equity, debt, derivative securities or instruments that are either convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Shares or other Securities without affecting the Reporting Persons' beneficial ownership of the Shares or other Securities. In addition, the Reporting Persons may, at any time and from time to time, (i) review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

CUSIP No. G9460G101	SCHEDULE 13D	Page 10 of 12 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon the sum of (i) 75,000,001 Shares outstanding as of June 11, 2021, as reported in the Issuer's Amendment No. 8 to its Registration Statement on Form S-1 filed with the SEC on June 15, 2021 and (ii) the Shares underlying the RSUs reported herein.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Other than as disclosed in Item 4, no transactions in the Shares have been effected by any of the Reporting Persons during the past sixty (60) days.

(d)	No person other than the Reporting Persons and the Oak Hill Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares held by the Oak Hill Funds. SCF II has the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, more than five percent of the outstanding Shares.

(e)	Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Oak Hill Funds hold an aggregate of $75,066,000 in principal amount of First Lien Notes as described in Item 4.

The Oak Hill Funds are party to the Equity Registration Rights Agreement and Notes Registration Rights Agreement as described in Item 4.

Except as otherwise described in Item 4 and the Joint Filing Agreement attached as Exhibit C hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, other than standard default and similar provisions contained in loan agreements.

CUSIP No. G9460G101	SCHEDULE 13D	Page 11 of 12 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Equity Registration Rights Agreement (incorporated herein by reference to Exhibit 10. 2 to the Effective Date 8-K).

Exhibit B	Notes Registration Rights Agreement (incorporated herein by reference to Exhibit 10. 3 to the Effective Date 8-K).

Exhibit C	Joint Filing Agreement.

CUSIP No. G9460G101	SCHEDULE 13D	Page 12 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 25, 2021

OAK HILL ADVISORS, L.P.

By:	/s/	Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	/s/	Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS MGP, INC.

By:	/s/	Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

/s/ Glenn R. August
GLENN R. AUGUST

EXHIBIT C

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: June 25, 2021

OAK HILL ADVISORS, L.P.

By:	/s/	Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS GENPAR, L.P.

By:	/s/	Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

OAK HILL ADVISORS MGP, INC.

By:	/s/	Glenn R. August
Name:	Glenn R. August
Title:	Authorized Signatory

/s/ Glenn R. August
GLENN R. AUGUST